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FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

1.
Name and Address of Company

        The name of the company is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.
Date of Material Change

        The material change occurred on July 13, 2004.

3.
News Release

        On July 13, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.
Summary of Material Change

        On July 13, 2004, through distribution of the press release, the Corporation announced its intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. ("MEC") not currently owned by the Corporation for consideration of US$1.05 in cash and 0.2258 of the Corporation's Class A Subordinate Voting Share per share of MEC Class A stock.

5.
Full Description of Material Change

        On July 13, 2004, through distribution of the press release, the Corporation announced its intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. ("MEC") not currently owned by the Corporation for consideration of US$1.05 in cash and 0.2258 of the Corporation's Class A Subordinate Voting Share per share of MEC Class A stock.

        The consideration represents an offer price of US$7 per share of MEC Class A stock based upon the closing price of US$26.35 for the Corporation's Class A shares on the NYSE on July 12, 2004. This offer price represents a premium of 21.5% over MEC's closing market price on NASDAQ on July 12, 2004 and a 30.4% premium over MEC's average closing market price on NASDAQ for the previous 30 trading days.

        A copy of the Press Release issued on July 13, 2004 is attached.

6.
Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        This report is not being filed on a confidential basis.

7.
Omitted Information

        Not applicable.

8.
Executive Officer

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7619.

9.
Date of Report

        DATED at Aurora, Ontario as of the 14th day of July, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

For immediate release

MI DEVELOPMENTS ANNOUNCES OFFER TO TAKE MAGNA ENTERTAINMENT PRIVATE

July 13, 2004, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced its intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA) ("MEC") not currently owned by MID for consideration of US$1.05 in cash and 0.2258 of an MID Class A Subordinate Voting Share per share of MEC Class A stock. If the offer is completed, MID intends to acquire any shares of MEC Class A stock not tendered in the offer through a merger of MEC with a wholly-owned subsidiary of MID in which MEC shareholders would receive the same consideration per share of MEC Class A stock.

The consideration represents an offer price of US$7 per share of MEC Class A stock based upon the closing price of US$26.35 for the MID Class A shares on the NYSE on July 12, 2004. This offer price represents a premium of 21.5% over MEC's closing market price on NASDAQ yesterday and a 30.4% premium over MEC's average closing market price on NASDAQ for the previous 30 trading days.

Brian Tobin, Chief Executive Officer of MID stated: "We believe this offer represents an attractive opportunity for MEC shareholders. Not only does our offer provide MEC shareholders with a substantial premium to current trading prices, it also allows MEC shareholders, through ownership of MID shares, to participate in the future growth of MID and to continue to participate in the future growth of MEC."

MID currently owns all the shares of MEC Class B stock and approximately 16.5% of the outstanding MEC Class A stock, representing in the aggregate 96.6% of the votes attached to MEC's outstanding securities and a 62% equity interest in MEC. The number of shares of MEC Class A stock not owned by MID is approximately 40.8 million. If all MEC shareholders tender into the offer, MID estimates that it will pay approximately US$42.9 million in cash in the aggregate and will issue approximately 9.2 million Class A shares, resulting in a transaction value based upon yesterday's MID closing market price of approximately US$285.8 million.

"We indicated in recent months that MID was exploring ways in which it could grow and diversify its real estate portfolio," Mr. Tobin continued. "We believe that the development of MEC's underutilized lands and certain of its racing assets into destination retail/entertainment centers represents an attractive investment opportunity for MID. We believe that these developments and other opportunities for growth in MEC, including slot/video lottery terminal opportunities and improved racing operations, can best be realized with MID's direct assistance and participation. Taking MEC private will improve MEC's ability to execute its strategy by improving its ability to obtain financing."

The making of the offer was approved by a Special Committee of independent directors of MID comprised of Messrs. Barry Byrd, who acted as Chairman, Philip Fricke and Manfred Jakszus. The offer will constitute an "insider bid" for Canadian securities law purposes, and MID will be required to include in its offering materials an independent formal valuation of MEC prepared under the supervision of an independent committee of the MEC Board of Directors.

MID will mail the offering materials containing information concerning the transaction, MID and MEC promptly after its receipt of the formal valuation of MEC, expected in a few weeks. In addition to customary conditions, including receipt of certain regulatory approvals, the offer will be conditioned on the tender of:

•
at least a majority of the shares of MEC Class A stock not held by MID or related parties of MID; and

•
such number of shares of MEC Class A stock such that MID would hold at least 90% of the total number of the then outstanding shares of MEC Class A stock (after taking into account the shares of MEC Class A stock currently held directly or indirectly by MID and the conversion of up to all the shares of MEC Class B stock held directly or indirectly by MID into shares of MEC Class A stock).

No offer will be made for MEC's outstanding 7.25% convertible notes due 2009 or its 8.55% convertible notes due 2010. Following completion of the proposed privatization, the convertible notes will be convertible into MID Class A shares and a cash payment as contemplated by the note indentures at a conversion price based on the merger consideration. MEC options will become exercisable for MID Class A shares based on the merger consideration.

MID also announced that it has purchased today from Fair Enterprise Limited, a company controlled by Frank Stronach (the Chairman of MID and MEC and a trustee of the controlling shareholder of MID) and by members of the Stronach family, 3,682,515 shares of MEC Class A stock (approximately 7.5% of the outstanding MEC Class A stock) for US$0.89 and approximately 0.1922 of an MID Class A share per share of MEC Class A stock representing a price of US$5.96 per share. The price was based on the weighted average market price of the MEC Class A stock on NASDAQ for the five trading days ending on July 12, 2004 and on the weighted average market price of the MID Class A shares on the NYSE for the five trading days ending on July 12, 2004, meaning that no premium was paid by MID to Fair Enterprise for the acquisition of MEC shares. The issuance of MID Class A shares to Fair Enterprise is subject to regulatory approval.

Mr. Stronach said: "I believe the offer and merger are in the best long-term interests of both MEC and MID shareholders and I strongly support this transaction. Fair Enterprise sold its MEC shares to MID at market prices so that shareholders would know that I will participate in this transaction solely through my investment in MID, and I will not benefit by tendering MEC shares into the offer."

About MID and MEC

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

Analyst Presentation

We will hold a conference call for interested analysts and shareholders to discuss the transaction on Tuesday, July 13, 2004 at 8:30 a.m. New York/Toronto time. The number for North American callers is 1-800-796-7558. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by Brian Tobin, Chief Executive Officer, and John Simonetti, Vice-President and Chief Financial Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: 1-877-289-8525 (North America) and 416-640-1917 (overseas). The reservation number is 21056897 # and the rebroadcast will be available until Tuesday, July 20, 2004.

Media Call

We will also hold a media call for media representatives to discuss the transaction on Tuesday, July 13, 2004 at 10:30 a.m. New York/Toronto time. The number for North American callers is1-800-814-3911. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the media call. The media call will be chaired by Brian Tobin, Chief Executive Officer, and John Simonetti, Vice-President and Chief Financial Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: 1-877-289-8525 (North America) and 416-640-1917 (overseas). The reservation number is 21056901 # and the rebroadcast will be available until Tuesday, July 20, 2004.

For further information about this media release, please contact John Simonetti at (905) 726-7619. For teleconferencing questions, please call Susan Fitzgerald at (905) 726-7106.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities of MEC. At the time the expected offer is commenced, MID will file an offer to purchase/prospectus with the United States Securities and Exchange Commission and Canadian securities regulatory authorities and MEC will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. At that time, investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement from the Securities and Exchange Commission's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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FORM 51-102F3 Securities Act MATERIAL CHANGE REPORT